Appendix 1. Financial Statements of Shinhan Financial Group

1)	Balance Sheets

Shinhan Financial Group Co., Ltd and Subsidiaries
Non-Consolidated Balance Sheets
December 31, 2005 and December 31, 2004
(In million of KRW)

Accounts		Year 2005		Year 2004
Assets
I.	Cash & Due from Banks		(64,374)		(31,145)
1.	Due from Banks		64,374		31,145
II.	Securities		(10,882,359)		(8,262,100)
(1)	Equity Securities Accounted for		(10,882,359)		(8,262,100)
	by the Equity Method
1.	Stocks		10,882,359		8,262,100
III.	Loans		(1,476,630)		(1,749,955)
	Allowance for Possible Loan Losses		((-)7,420)		((-)8,794)
1.	Loans in Won		1,340,000		1,550,000
2.	Loans in Foreign Currency		70,910		135,609
3.	Privately Placed Bonds		73,140		73,140
IV.	Fixed Assets		(2,290)		(2,164)
(1)	Premises and Equipment		(1,200)		(1,302)
1.	Vehicles	391		425
	Accumulated Depreciation	225	166	278	147

2.	Equipment	1,391		1,168
	Accumulated Depreciation	991	400	760	408

3.	Other	1,704		1,493
	Accumulated Depreciation	1,070	634	746	747

(2)	Intangible Assets		(1,090)		(862)
1.	Other		1,090		862
V.	Other Assets		(36,478)		(26,949)
1.	Guarantee Deposits		10,082		7,840
2.	Accounts Receivable		14,809		6,234
3.	Accrued Income		8,466		11,044
4.	Advance Payments		10		10
5.	Prepaid Expenses		724		12
6.	Prepaid Income Taxes		577		—
7.	Sundry Assets		1,810		1,809
Total Assets			12,462,131		10,072,313

Liabilities
I.	Borrowings		(156,098)		(154,380)
1.	Borrowings in Won		85,188		50,000
2.	Borrowings in Foreign Currency		70,910		104,380
II.	Debentures		(2,126,043)		(1,948,102)
1.	Debentures in Won	2,130,000		1,920,000
	Discounts	3,957	2,126,043	3,191	1,916,809

2.	Debentures in Foreign Currency	—		31,314
	Discounts	—	—	21	31,293

III.	Other Liabilities		(42,973)		(222,560)
1.	Taxes Withheld		491		464
2.	Dividends Payable		1,284		937
3.	Accounts Payable		20,990		180,979
4.	Accrued Expenses		19,656		14,627
5.	Income Taxes Payable		—		25,329
6.	Accrued Severance Benefits	1,379		776
	Deposits with Insurance Company	827	552	552	224

	for Severance Benefits
Total Liabilities			2,325,114		2,325,042

Stockholders’ Equity
I.	Capital Stock		(2,170,758)		(2,083,118)
1.	Common Stock		1,796,037		1,596,595
2.	Preferred Stock		374,721		486,523
II.	Capital Surplus		(4,360,112)		(3,718,623)
1.	Paid-in Capital in excess of Par Value		4,359,991		3,718,564
2.	Other Capital Surplus		121		59
III.	Retained Earnings		(2,958,624)		(1,608,185)
1.	Legal Reserve		223,722		118,692
2.	Retained Earnings Before Appropriation		2,734,902		1,489,493
	Net Income for the Period
	2005: 1,732,067
	2004: 1,050,295
IV.	Capital Adjustment		(647,523)		(337,345)
1.	Valuation Gain on Equity Securities		634,936		383,098
	Accounted for by the Equity Method
2.	Valuation Loss on Equity Securities		(-)4,576		(-)53,932
	Accounted for by the Equity Method
3.	Stock Options		17,163		8,179
Total Stockholders’ Equity			10,137,017		7,747,271

Total Liabilities and Stockholders’ Equity			12,462,131		10,072,313

2) Income Statements

Shinhan Financial Group Co., Ltd and Subsidiaries
Non-Consolidated Statements of Income
Year ended December 31, 2005 and December 31, 2004
(In million of KRW)

Accounts		Year 2005		Year 2004
I.	Operating Revenues		(1,886,806)		(1,224,147)
(1)	Gain using the Equity Method of Accounting		1,789,621		1,108,952
(2)	Interest Income		95,812		114,264
1.	Interest on Due from Banks	1,646		640
2.	Interest on Loans	88,637		102,213
3.	Interest on Privately Placed Bonds	5,529		11,411
(3)	Other Operating Revenues		1,373		931
1.	Reversal of Allowance for Possible Loan	1,373		931
	Losses
II.	Operating Expenses		(154,873)		(147,638)
(1)	Loss using the Equity Method of Accounting		1,047		212
(2)	Interest Expenses		114,545		122,967
1.	Interest on Borrowings	4,693		8,522
2.	Interest on Debentures	109,307		113,816
3.	Other	545		629
(3)	Commission Expenses		124		235
(4)	Selling and Administrative Expenses		39,157		24,224
1.	Salaries	22,813		13,363
2.	Retirement Allowance	740		505
3.	Employee Benefits	1,607		866
4.	Rent	520		497
5.	Entertainment	782		663
6.	Depreciation	652		652
7.	Amortization on Intangible Assets	115		111
8.	Bad Debt	—		—
9.	Taxes and Dues	2,209		835
10.	Advertising	15		28
11.	Commissions	6,034		3,600
12.	Other	3,670		3,104
III.	Operating Income		1,731,933		1,076,509
IV.	Non-Operating Income		4,444		18,989
1.	Gain on Foreign Currency Translation	2,156		18,141
2.	Gain on Foreign Currency Transaction	1,295		8
3.	Miscellaneous	993		840
V.	Non-Operating Expenses		4,310		28,171
1.	Loss on Foreign Currency Translation	2,156		18,132
2.	Loss on Foreign Currency Transaction	1,293		2
3.	Loss on Sale of Equity Securities	845
4.	Contribution	16		13
5.	Supplementary Payment of income taxes	—		10,024
VI.	Ordinary Income		1,732,067		1,067,327
VII.	Extraordinary Gain or Loss		—		—
VIII.	Income Before Income Tax Expenses		1,732,067		1,067,327
IX.	Income Tax Expenses		—		17,032
X.	Net Income for the Period		1,732,067		1,050,295

	Ordinary Income/Earning per Share
	2005: KRW 4,874
	2004: KRW 3,197
	Diluted Ordinary Income/Earning per Share
	2005: KRW 4,591
	2004: KRW 2,820

3)	Statements of Appropriation of Retained Earnings

Non-Consolidated Statements of Appropriations of Retained Earnings
Year ended December 31, 2005 and December 31, 2004
(In million of KRW)

Accounts		Year 2005		Year 2004
I.	(Retained Earnings Before Appropriation)		2,734,902		1,489,493
1.	(Unappropriated Retained Earnings	1,036,573		504,585
	carried over from pior years)
2.	(Change in retained Earnings of subsidiaries)	(33,738)		(65,387)
3.	(Cumulative effect of change in	—		—
	accountung principle)
4.	(Net Income for the Period)	1,732,067		1,050,295

II.	(Appropriation of Retained Earnings)		1,256,063		452,920
1.	(Legal Reserve)	173,207		105,030
2.	(Redemtion of preferred stock)	697,807		—
3.	(Dividends)	385,049		347,890

a.	(Cash Dividends on common stock)	278,077		232,749
b.	(Cash Dividends on preferred stock)	106,972		115,141
	Common Stock : 2005 KRW 800(16%)
	2004 KRW 750(15%)
	Redeemable Preferred Stock
	Series 1~5 : 2005 KRW 730.674(14.6135%)
	Series 6 : 2005 KRW10,500(210%)
	Series 7 : 2005 KRW 11,190(223.8%)
	Series 8 : 2005 KRW 11,790(235.8%)
	Redeemable Convertible Preferred Stock
	Series 9 : 2005 KRW 365.337(7.3068%)
III.	(Unappropriated Retained Earnings		1,478,839		1,036,573

	carried over to subsequent year)

Appendix 2. Amendment to the Articles of Incorporation (Draft)

Now	New(draft)	Note
Articles 1 ~ 8 ( )
Article 9 (Number & content of preferred stocks)
1. ( )
2. When issuing preferred stocks at 1% or more per
annum based on the face value, BOD shall determine
preferred dividend ratio.
Articles 1 ~ 8 (Same as now)
Article 9 (Number & content of preferred stocks)
1. (Same as now)
2. When issuing preferred stocks at 1% or more per
annum based on the face value, BOD shall determine
preferred dividend ratio. But, when issuing preferred
stocks of which dividend ratio is subject to
adjustment, the fact that the BOD can adjust preferred
dividend ratio should be specified with reason for
adjustment, date and method of adjustment that is
	determined at the time of issue.	Issue of more diverse form of preferred stocks is available by having preferred dividend ratio adjusted. (Of the Securities Issue and Disclosure Regulations, rules on convertible bond are referenced.)

Articles 10 ~ 11 ( )
Article 12 (Redeemable stocks)
1. When issuing preferred stocks, the Company shall be
allowed to issue redeemable stocks that can be
cancelled with profit depending on the Company’s
choice, upon BOD approval.
2. Redemption value of redeemable stocks shall be
calculated as ¡¸Value at issue + value at issue × No.
of days between the first day and the day of redemption
of the fiscal year to which redemption day belongs ÷
365 × applicable interest rate¡[1], and applicable
interest rate shall be determined by BOD resolution at
the time of issue within the range of ± 50% of the
interest rate announced by the head of National Tax
Service or its comparable rate according to Article 17,
Paragraph 1 of The Enforcement Regulations to The
Inheritance Tax and Gift Tax Act.
3. Redeemable stock redemption period shall be
determined by BOD resolution to fall between the day
next to the day of GSM closing of the year to which
issue date belongs and 1 month after the closing of GSM
of the fiscal year to which the 10th anniversary of
the issue belongs. However, in case the incident under
1 occurs, redemption period shall be extended until the
situation is resolved.
a. When preferential dividend payment to preferred
stocks is not completed.
b. When the Company failed to make redemption within
the redemption period due to earnings shortage.

Articles 10 ~ 11 (Same as now)
Article 12 (Redeemable stocks)
1. (Same as now)
2. Redemption value of redeemable stocks shall be
calculated as ¡¸Value at issue + premium¡[1], and the
premium amount shall be determined by BOD resolution
at the time of issue in consideration of interest
rate, market condition and other circumstancesrelated
to the issue..
3. Redeemable stock redemption period shall be
determined by BOD resolution to fall between the day
next to the day of GSM closing of the year to which
issue date belongs and 1 month after the closing of
GSM of the fiscal year to which the 20th anniversary
of the issue belongs. However, in case of redeemable
stocks which the Company is obligated to redeem, if
the incident under 1 takes place, redemption period is
extended until the situation is resolved.
a. When preferential dividend payment to preferred
stocks is not completed.
b. When the Company failed to make redemption within
the redemption period due to earnings shortage.

Increased flexibility in
determining premium for
redemption.
Secured greater
diversity of redeemable
preferred stocks by
ensuring longer
Redemption period.
Limited to obligatory
stocks (Differentiated
between optional
redemption and
obligatory redemption)

Article 13 ( )
Article 14 (Stock Options)
1. The Company shall be allowed to grant to its
executives and employees stock options defined in the
Securities and Exchange Act and related Regulations in
numbers up to 20/100 of the total number of outstanding
shares by obtaining special resolution of GSM. However,
stock options shall be allowed to be granted with BOD
resolution to the extent that the Securities and
Exchange Act and related Regulations allow.
2 ~ 10 ( )
Article 13 (Same as now)
Article 14 (Stock Options)
1. The Company shall be allowed to grant to its
executives and employees stock options defined in the
Securities and Exchange Act and related Regulations in
numbers up to 20/100 of the total number of
outstanding shares by obtaining special resolution of
GSM. However, the Company shall be allowed to grant
stock options in numbers up to 1/100 of the total
number of outstanding shares with BOD resolution, And
in such a case, the
Company shall obtain approval from the first GSM to be
held after the day of grant.
	2 ~ 10 (Same as now)	Revisions to the Securities and Exchange Act and FSS recommendations are reflected.

Articles 15 ~ 17 ( )
Article 18 (Stockholders’ List Closure & Closure period)
1. The Company shall prohibit making changes with
regards to rights on Stockholders’ List from Jan. 1 of
each year until the closing day of GSM for the relevant
settlement period.
2 ~ 4 ( )
Articles 19 ~ 59 ( )
Articles 15 ~ 17 (Same as now)
Article 18 (Stockholders List Closure & Closure Period)
1. The Company shall prohibit making changes with
regards to rights on Stockholders’ List from Jan. 1 to
Jan. 15 of each year.
2 ~ 4 (Same as now)
	Articles 19 ~ 59 (Same as now)	Extended the period during which shareholders can exercise their rights such as Name transfer and attachment of pledge (Korea Securities Depositary recommendation)

Supplements (4)
Article 1 (Enforcement Date) This Articles of
Incorporation shall take effect on Mar. 21, 2006.
Article 2 (Application of articles related to preferred
stocks) Article 9-2, Article 12-2 and 12-3 shall take
effect to the preferred stocks issued after the
	amendment takes effect.	Differences with existing preferred stocks

Appendix 3.
Personal Profiles: Candidates for Directors and Audit Committee Members

Young Seok Choi

1. Date of Birth: July 2, 1929
2. Current Position: President, C.Y.S. Ltd.
3. Education: BA in Commerce, Meiji University, Japan (1959)
4. Working Experience
- Nov. 1993: President, C.Y.S. Ltd. (current), Founding Director, AERTH 21
- Jun. 1993: Advisor to the Peace Unification Advisory Group
- Feb. 1995: Director, Shinhan Bank
- Mar. 2003: Director, Shinhan Financial Group (current)

Il Sup Kim

1. Date of Birth: July 1, 1946
2. Current Position: Professor, Ehwa Womans University
3. Education: Ph.D., Business Administration, Seoul National University (1991)
4. Working Experience
- 1977~1981: Director of international affairs, KICPA
- 1985~1993: Head of Seoul Consulting Inc., Samil Consulting & Research Inc. and Samil Coopers & Lybrand Consulting Inc.
- 1990~1997: Member of the Advisory Committee on Accounting Establishment, Securities Supervisory Board
- 1993~1994: Chairman of the Auditing Research Committee, KICPA
- 1994~1998: Vice President of the KICPA in charge of international affairs
- 1995: Vice president of the Korean Accounting Association
- 1997~1998: Member of the Accounting Standards Deliberation Committee, Securities Supervisory Board
- 2002~2004: Vice President of Ehwa Womans University

Sang Yoon Lee

1. Date of Birth: September 13, 1942
2. Current Position: Representative Director and President, Nongsim Ltd.
3. Education: BA in Commerce, Seoul National Univ.(1966)
4. Working Experience
- Jul. 1968: Goldenbell Commerce
- Jan. 1971: Lotte Industry Ltd. (currently Nongsim Ltd.)
- Mar. 1978: Director, Nongsim Ltd.
- Jan. 1986: Senior Executive Director, Head of Sales Division, Nongsim Ltd.
- Sep. 1994: Representative Director and President, Nongsim Ltd.
- Oct. 1997: Representative Director & Vice Chairman, Nongsim Ltd
- Jan. 2001: Representative Director and President, Nongsim Ltd. (current)
- Feb. 2001: Non-statutory Vice-Chairman, Korea Food Industry Association (current)

Yoon Soo Yoon

1. Date of Birth: March 5, 1946
2. Current Position: Chairman/CEO of FILA Korea Ltd.
3. Education: BA in Political Science & Diplomacy, Korea University of Foreign Studies (1974)
4. Working Experience
- 1973 ~ 1975: A Shipping Public Corporation
- 1975 ~ 1981: JC Penney
- 1981 ~ 1984: Hwasung Co., Ltd (Export Director)
- Mar. 1984 : President of Daewoon Trading Co.,
- July. 1985 : President of Care Line Corp. (current)

Shee Yul Ryoo

1. Date of Birth: September 5, 1938
2. Current Position: Advisor, Shin & Kim
3. Education: LLB, Seoul National University 1961
4. Working Experience
- Jan. 1995: Vice President, Bank of Korea
- Mar. 1997: President, Korea First Bank
- Nov. 1999: Chairman, Korea Federation of Banks
- Apr. 2001: Steering Committee Member, Korea Center for International Finance (current)

Byung Hun Park

1. Date of Birth: September 10, 1928
2. Current Position: Chairman, Daeseong Precisions Ltd (current)
3. Education: BA in Economics at Meiji University, Japan (1953)
4. Working Experience
- Mar. 1985: President, HQ of Korean Residents’ Union in Japan
- Mar. 1985: Honorary Chairman, ‘88 Seoul Olympics Sponsor Group
- Mar. 1989: Chairman, Daeseong Electronics Ltd (current)
- Dec. 1989: President, Seongsang Co Ltd (current)
- Mar. 1990: Statutory Advisor, HQ of Korean Residents’ Union in Japan (current)
- Jun. 1990: Honorary Chairman, Overseas Korean Representatives (current)
- Aug. 2001: Outside Director, Shinhan Financial Group (current)

Young Hoon Choi

1. Date of Birth: November 8, 1928
2. Current Position: CEO, Young-In Tour Farm
3. Education: LLB in Law, Ritsumeikan University, Japan (1953)
4. Working Experience
- Apr 1953 : CEO, New Metro, Japan
- Aug. 1982 : Non Executive Director, Shinhan Bank.

Si Jong Kim

1. Date of Birth: April 16, 1937
2. Current Position: Standing Advisor, Kanagawa Division, Korean Residents’ Union in Japan (current)
3. Education: Sigaken Yas High School (1955)
4. Working Experience
- May. 1982: Director, Yokohama Shogin,
- Apr. 1987 : Director, Korea Chamber of Office in Kanagawa, Japan
- April 1991: Vice president, Korean Residents’ Union in Japan

Philippe Reynieix

1. Date of Birth: June 24, 1949
2. Current Position: CEO & GM for Korea, BNP Paribas, Seoul
3. Education: Master of Business Law (with award), Paris II Univ. (1973)
4. Working Experience
- 1974 — 1977: Assistant Professor at the Law School in Dakar, Senegal
- 1977 — 1984: B.I.A.O. (International Bank for West Africa)
- 1984 — 1986: Head of Credit & Marketing, Paribas, Gabon
- 1986 — 1990: Deputy General Manager, Paribas, Seoul
- 1990 — 1994: Deputy Head of Corporate Banking, Asia Pacific Division Paribas, Paris
- 1994 — 2000: Country Manager, Singapore, Regional Head of Corporate Banking for S.E. Paribas, Singapore
- 2000 — 2002: Chief Operating Officer BNP Paribas, Singapore
- July 2002 : CEO & GM for Korea BNP Paribas, Seoul (current)

Haeng Nam Chung (New Candidate)

1. Date of Birth: March 15, 1941
2. Current Position: Advisor, Korea Chamber of Commerce& Industry in Japan (current)
3. Education: Tomishima Middle School
4. Working Experience
- 2001 : Chairman, ABIC Group (current)
- 2001 : Director, Asuka Credit Cooperative (current)
- 2005 : Advisor, Korea Chamber of Commerce& Industry in Japan (current)

Myoung Soo Choi (New Candidate)

1. Date of Birth: August 5, 1957
2. Current Position: Head of Fund management &Planning Department, KDIC (Korea Deposit Insurance Corporation)
3. Education: Kyonggi university of Economics (1986)
4. Working Experience
- 1976 — 1994: the Economic Planning Board
- 1994 — 1999: Ministry of Finance and Economy, Republic of Korea
- 1999 — 2003: Head of Office of the Auditor, Investigation Department, and Special Investigation Planning Department, KDIC
- 2003 — 2005: President, Resolution & Finance Corporation
- March 2005: Head of Fund management &Planning Department, KDIC (current)